Exhibit 12.1

Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends

Our historical ratios of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated are set forth below.

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
			(in thousands)
Income (loss) before income taxes and discontinued operations	121,714	97,831	451,817	361,179	258,538	197,499	145,656
Plus fixed charges:
Interest expense on deposits	14,173	8,412	41,965	29,722	21,795	20,012	16,335
Interest expense on borrowings	6,304	4,544	18,884	13,571	10,773	11,474	13,425

Fixed charges	20,477	12,956	60,849	43,293	32,568	31,486	29,760
Dividends and accretion on preferred stock(1)	—	—	—	—	750	1,387	1,410
Ratio of Earnings to Fixed Charges
Including interest on deposits	6.94	8.55	8.43	9.34	8.94	7.27	5.89
Excluding interest on deposits	20.31	22.53	24.93	27.61	25.00	18.21	11.85
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Including interest on deposits	6.94	8.55	8.43	9.34	8.74	6.97	5.63
Excluding interest on deposits	20.31	22.53	24.93	27.61	23.37	16.25	10.72

(1)	As of the three months ended March 31, 2018 and 2017 and the years ended December 31, 2017 and 2016, we had no shares of preferred stock outstanding.